Exhibit 99.2

RESAAS SERVICES INC. Interim Consolidated Financial Statements June 30, 2015 (Expressed in Canadian dollars) (Unaudited)

RESAAS SERVICES INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	June 30, 2015 $	December 31, 2014 $
	(Unaudited)
Assets

Current assets

Cash and cash equivalents	4,100,104	4,517,137
Amounts receivable	36,565	41,114
Prepaid expenses	23,211	19,966
Due from related parties (Note 9)	—	176,900
Total current assets	4,159,880	4,755,117

Non-current assets

Property and equipment (Note 5)	28,896	27,304
Website development costs (Note 6)	989,025	959,656
Intangible assets (Note 7)	36,529	27,655
Total non-current assets	1,054,450	1,014,615
Total assets	5,214,330	5,769,732

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	464,434	138,160
Obligations under finance lease (Note 8)	2,189	1,987

Total current liabilities	466,623	140,147

Obligations under finance lease (Note 8)	3,762	4,910
Total liabilities	470,385	145,057

Shareholders’ equity

Common shares	18,917,539	16,204,493
Share-based payment reserve	7,478,272	7,862,638
Deficit	(21,651,866)	(18,442,456)
Total shareholders’ equity	4,743,945	5,624,675
Total liabilities and shareholders’ equity	5,214,330	5,769,732

Going concern (Note 2(c))

Commitments and contingencies (Note 13)

Subsequent events (Note 15)

Approved and authorized for issuance by the Board of Directors on August 31, 2015:

/s/ “Cory Brandolini”	/s/ “Cam Shippit”

Cory Brandolini, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

1

RESAAS SERVICES INC.

Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Three Months Ended June 30, 2015 $	Three Months Ended June 30, 2014 (Restated – Note 4) $	Six Months Ended June 30, 2015 $	Six Months Ended June 30, 2014 (Restated – Note 4) $

Revenue	47,682	2,890	88,731	2,890

Expenses

Amortization	188,956	301,310	353,846	575,571
Consulting fees	153,211	26,847	191,759	69,278
Filing fees	39,527	24,926	50,184	32,682
Foreign exchange loss	7,328	15,454	12,892	26,832
General and administrative (Note 9)	376,438	310,073	769,005	606,680
Management fees (Note 9)	74,461	63,692	322,027	129,659
Promotion and advertising	239,183	210,419	381,670	413,807
Professional fees	665,624	78,000	1,004,278	156,143
Stock-based compensation (Notes 9 and 12)	30,376	7,281	125,295	1,114,243
Travel	57,034	35,632	98,316	97,467
Total operating expenses	1,832,138	1,073,634	3,309,272	3,222,362

Loss before other income	(1,784,456)	(1,070,744)	(3,220,541)	(3,219,472)

Other income

Interest income	6,492	4,468	11,131	10,618

Net loss and comprehensive loss for the period	(1,777,964)	(1,066,276)	(3,209,410)	(3,208,854)

Basic and diluted loss per common share	(0.05)	(0.04)	(0.10)	(0.11)

Weighted average number of common shares outstanding	32,651,784	29,545,398	32,347,515	29,492,825

(The accompanying notes are an integral part of these interim consolidated financial statements)

2

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment	Shares		Total Shareholders’
	Number	Amount $	Reserve $	Issuable $	Deficit $	Equity $

Balance, December 31, 2013	29,381,115	11,283,213	4,171,583	—	(10,602,015)	4,852,781

Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	63,250	92,794	(29,544)	—	—	63,250

Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	70,000	131,880	(54,880)	—	—	77,000

Issuance of common shares pursuant to the exercise of stock options at $1.55 per share	80,000	212,912	(88,912)	—	—	124,000

Fair value of stock options granted	—	—	1,289,788	—	—	1,289,788

Shares issuable	—	—	—	2,856,263	—	2,856,263

Net loss	—	—	—	—	(3,208,854)	(3,208,854)
Balance, June 30, 2014 (Restated – Note 4)	29,594,365	11,720,799	5,288,035	2,856,263	(13,810,869)	6,054,228

(The accompanying notes are an integral part of these interim consolidated financial statements)

3

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment	Shares		Total Shareholders’
	Number	Amount $	Reserve $	Issuable $	Deficit $	Equity $
Balance, December 31, 2014	31,436,268	16,204,493	7,862,638	—	(18,442,456)	5,624,675

Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	255,000	347,514	(92,514)	—	—	255,000

Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	588,000	1,023,016	(376,216)	—	—	646,800

Issuance of common shares pursuant to the exercise of stock options at $1.25 per share	33,750	64,693	(22,506)	—	—	42,187

Issuance of common shares pursuant to the exercise of stock options at $2.35 per share	7,400	31,412	(14,022)	—	—	17,390

Issuance of common shares pursuant to the exercise of warrants at $1.10 per share	92,635	151,671	(49,772)	—	—	101,899

Issuance of common shares pursuant to the exercise of warrants at $1.50 per share	589,827	884,740	—	—	—	884,740

Issuance of common shares pursuant to the exercise of warrants at $3.00 per share	70,000	210,000	—	—	—	210,000

Fair value of stock options granted	—	—	170,664	—	—	170,664

Net loss	—	—	—	—	(3,209,410)	(3,209,410)
Balance, June 30, 2015	33,072,880	18,917,539	7,478,272	—	(21,651,866)	4,743,945

(The accompanying notes are an integral part of these interim consolidated financial statements)

4

RESAAS SERVICES INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six Months Ended June 30, 2015 $	Six Months Ended June 30, 2014 (Restated – Note 4) $
Operating activities

Net loss	(3,209,410)	(3,208,854)

Items not affecting cash:
Amortization	353,846	575,571
Stock-based compensation	125,295	1,114,243

Changes in non-cash operating working capital:
Amounts receivable	4,549	4,877
Prepaid expenses	(3,245)	14,472
Accounts payable and accrued liabilities	326,274	(17,880)
Net cash used in operating activities	(2,402,691)	(1,517,571)

Investing activities

Acquisition of intangible assets	(9,325)	(9,676)
Proceeds from redemption of short-term investments	—	508,477
Purchase of property and equipment	(10,037)	(9,975)
Website development costs	(328,951)	(240,228)
Net cash provided by (used in) investing activities	(348,313)	248,598

Financing activities

Repayment of finance lease obligations	(946)	—
Proceeds from the exercise of options and warrants	2,158,017	264,250
Due from related parties	176,900	—
Proceeds for shares issuable	—	2,856,263
Net cash provided by financing activities	2,333,971	3,120,513

Increase (decrease) in cash and cash equivalents	(417,033)	1,851,540

Cash and cash equivalents, beginning of period	4,517,137	3,341,649
Cash and cash equivalents, end of period	4,100,104	5,193,189

Cash and cash equivalents is comprised of:
Amounts held in legal trust account	79,702	14,670
Cash in bank	3,969,614	3,328,801
Cashable guaranteed investment certificates	50,788	1,849,718
Total cash and cash equivalents	4,100,104	5,193,189
Non-cash investing and financing activities:
Stock compensation capitalized as website development costs	45,368	175,545

(The accompanying notes are an integral part of these interim consolidated financial statements)

5

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 303 – 55 Water Street, Vancouver, British Columbia, Canada, V6B 1A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013. All significant intercompany transactions have been eliminated on consolidation.

(b)	Basis of Measurement

These interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas of estimation include:

i)	The useful life and recoverability of long-lived assets:
ii)	The inputs used in the valuation of share-based payments:
iii)	Recognition of deferred income tax assets:

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs:
ii)	Application of the going concern assumption:

6

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Going Concern

These interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2015, the Company has not generated significant revenues, has negative cash flows from operations, and has an accumulated deficit of $21,651,866. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern.

These interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these interim consolidated financial statements.

3.    Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2016 or later periods.

The following new IFRSs that have not been early adopted in these interim consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)

ii)	IFRS 15, “Revenue from Contracts with Customers”

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.    Restatement of Comparatives

The Company has revised comparative figures to include the capitalization of website development costs that were eligible for capitalization but were not capitalized until the third and fourth quarter of 2014. There was no impact on the results for the year ended December 31, 2014.

	For the Three Months Ended June 30, 2014

Interim Consolidated Statements of Comprehensive Loss	As Previously Stated $	Restatement $	As Adjusted $
Expenses
Amortization	256,845	44,465	301,310
General and administrative	430,187	(120,114)	310,073
Stock-based compensation	7,281	—	7,281
Total operating expenses	1,149,283	(75,649)	1,073,634
Net Loss before other income	(1,146,393)	75,649	(1,070,744)
Net loss and comprehensive loss for the period	(1,141,925)	75,649	(1,066,276)
Basic and diluted loss per common share	(0.04)	0.00	(0.04)

7

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

4.     Restatement of Comparatives (continued)

	For the Six Months Ended June 30, 2014

Interim Consolidated Statements of Comprehensive Loss	As Previously Stated $	Restatement $	As Adjusted $
Expenses
Amortization	512,627	62,944	575,571
General and administrative	846,908	(240,228)	606,680
Stock-based compensation	1,289,788	(175,545)	1,114,243
Total operating expenses	3,575,191	(352,829)	3,222,362
Net Loss before other income	(3,572,301)	352,829	(3,219,472)
Net loss and comprehensive loss for the period	(3,561,683)	352,829	(3,208,854)
Basic and diluted loss per common share	(0.12)	0.01	(0.11)

	For the Six Months Ended June 30, 2014

Interim Consolidated Statements of Cash Flows	As Previously Stated $	Restatement $	As Adjusted $
Operating Activities
Net loss	(3,561,683)	352,829	(3,208,854)
Amortization	512,627	62,944	575,571
Stock-based compensation	1,289,788	(175,545)	1,114,243
Net cash used in operating activities	(1,757,799)	240,228	(1,517,571)
Investing Activities
Website development costs	—	(240,228)	(240,228)
Net cash provided by (used in) investing activities	488,826	(240,228)	248,598

8

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

5.     Property and Equipment

	Furniture $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $
Cost:
Balance, December 31, 2014	—	7,144	44,216	51,360
Additions	1,368	—	8,668	10,036
Balance, June 30, 2015	1,368	7,144	52,884	61,396

Accumulated amortization:
Balance, December 31, 2014	—	—	24,056	24,056
Additions	114	1,949	6,381	8,444
Balance, June 30, 2015	114	1,949	30,437	32,500

Carrying amounts:
Balance, December 31, 2014	—	7,144	20,160	27,304
Balance, June 30, 2015	1,254	5,195	22,447	28,896

6.	Website Development Costs

$
Cost:
Balance, December 31, 2014	3,229,777
Additions	374,319
Balance, June 30, 2015	3,604,096

Accumulated amortization:
Balance, December 31, 2014	2,270,121
Additions	344,950
Balance, June 30, 2015	2,615,071

Carrying amounts:
Balance, December 31, 2014	959,656
Balance, June 30, 2015	989,025

9

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

7.	Intangible Assets

Trademarks
$
Cost:
Balance, December 31, 2014	29,164
Additions	9,325
Balance, June 30, 2015	38,489

Accumulated amortization:
Balance, December 31, 2014	1,509
Additions	451
Balance, June 30, 2015	1,960

Carrying amounts:
Balance, December 31, 2014	27,655
Balance, June 30, 2015	36,529

8.	Obligations Under Finance Lease

On November 28, 2014 and December 11, 2014, the Company entered into two agreements to lease computer equipment for three years each. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18% and 25% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of June 30, 2015:

Fiscal year ending December 31:	$
2015	1,583
2016	3,167
2017	2,744

Net minimum lease payments	7,494
Less: amount representing interest payments	(1,543)
Present value of net minimum lease payments	5,951
Less: current portion	(2,189)
Long-term portion	3,762

10

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

9.	Related Party Transactions

During the six months ended June 30, 2015, the Company was engaged in the following related party transactions:

a)	As of December 31, 2014, the Company was owed $88,500 for loans from the Chief Executive Officer of the Company, which is unsecured, non-interest bearing, and due on demand. The loan was offset by a bonus payment in March 2015 for services rendered. As of June 30, 2015, the Company was owed $Nil.

b)	As of December 31, 2014, the Company was owed $88,400 for loans from the Chief Financial Officer of the Company, which is unsecured, non-interest bearing, and due on demand. The loan was offset by a bonus payment in March 2015 for services rendered. As of June 30, 2015, the Company was owed $Nil.

c)	Key management personnel compensation:

The following table summarizes the compensation of the Company’s key management:

	Six Months Ended June 30,
	2015	2014
	$	$
Management fees	325,339	129,659
Employee salary and benefits (included in general and administrative)	56,184	56,072
Share based payments to officers and directors	—	250,778

10.	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Share transactions during the six months ended June 30, 2015:

(a)	In January 2015, the Company issued 555,940 common shares for proceeds of $754,275 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options of $78,424 was transferred from share-based payment reserve to common shares upon exercise.

(b)	In February 2015, the Company issued 422,272 common shares for proceeds of $537,251 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options and warrants of $90,847 was transferred from share-based payment reserve to common shares upon exercise.

(c)	In March 2015, the Company issued 2,000 common shares for proceeds of $2,200 upon the exercise of stock options at prices ranging from $1.10 per share. The fair value of the stock options of $1,280 was transferred from share-based payment reserve to common shares upon exercise.

(d)	In April 2015, the Company issued 76,400 common shares for proceeds of $121,790 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $48,571 was transferred from share-based payment reserve to common shares upon exercise.

(e)	In May 2015, the Company issued 150,000 common shares for proceeds of $212,500 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $79,988 was transferred from share-based payment reserve to common shares upon exercise.

(f)	In June 2015, the Company issued 430,000 common shares for proceeds of $530,000 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share.

11

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

10. Share Capital (continued)

The fair value of the stock options of $255,920 was transferred from share-based payment reserve to common shares upon exercise.

Share transactions during the six months ended June 30, 2014:

(g)	In January 2014, the Company issued 60,000 common shares for proceeds of $87,500 upon the exercise of stock options at prices ranging from $1.00 per share to $1.55 per share. The fair value of the stock options of $60,319 was transferred from share-based payment reserve to common shares upon exercise.

(h)	In February 2014, the Company issued 13,250 common shares for proceeds of $13,250 upon the exercise of stock options at $1.00 per share. The fair value of the stock options of $6,122 was transferred from share-based payment reserve to common shares upon exercise.

(i)	In March 2014, the Company issued 55,000 common shares for proceeds of $71,500 upon the exercise of stock options at prices ranging from $1.00 per share to $1.55 per share. The fair value of the stock options of $44,892 was transferred from share-based payment reserve to common shares upon exercise.

(j)	In May 2014, the Company issued 85,000 common shares for proceeds of $92,000 upon the exercise of stock options at prices ranging from $1.00 per share to $1.10 per share. The fair value of the stock options of $62,003 was transferred from share-based payment reserve to common shares upon exercise.

Escrowed Shares

On October 20, 2010, the Company entered into an Escrow Agreement with certain shareholders in which 9,750,001 common shares would be subject to escrow restrictions for a period of 66 months. Under the terms of the Escrow Agreement, 10% of the shares were released from escrow one year after the completion of the Company’s IPO, and a further 10% every 6 months thereafter. During the six months ended June 30, 2015, 975,000 shares were released from escrow. As at June 30, 2015, 2,925,001 shares are held in escrow.

11.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2013	717,732	1.45

Issued	1,570,903	3.00
Exercised	(2,250)	1.50

Balance, December 31, 2014	2,286,385	2.51

Exercised	(752,462)	1.59
Expired	(33,020)	1.50

Balance, June 30, 2015	1,500,903	3.00

12

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

11.  Share Purchase Warrants (continued)

The following table summarizes information about warrants outstanding and exercisable at June 30, 2015:

Warrants Outstanding	Exercise Price $	Expiry Date

1,500,903	3.00	January 30, 2016

1,500,903

12.	Stock Options

On March 7, 2014 the Company’s stock option plan was amended and replaced in its entirety. The stock option plan provides for the issuance of stock options to its directors, officers and consultants. The stock options are granted in accordance with the policies of the regulatory authorities at an exercise price equal to or higher than the market price of the Company’s stock, with a maximum term of five years on the date of grant, and are not to exceed 20% of the issued and outstanding common shares of the Company. Vesting terms are determined by the policies of the Canadian Securities Exchange or by the board of directors.

On January 8, 2014, the Company entered into an agreement with a third party for financial public relations services to be provided in the United States during an initial 12 month term for a monthly fee of $5,000. The Company also granted bonus incentive options to purchase 130,000 common shares at a price of $4.98 per share, expiring on January 11, 2017. The options vest as to 50,000 immediately, 15,000 on April 10, 2014, 15,000 on July 10, 2014, and 50,000 on the closing of certain proposed capital-raising transactions. During the six months ended June 30, 2015, the options expired unexercised.

The following table summarizes information about the stock options.

	Six Months Ended June 30, 2015		Year Ended December 31, 2014
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $

Outstanding – beginning of period	4,492,700	1.95	3,144,700	1.14

Granted	—	—	2,150,000	2.92
Expired	(884,150)	1.09	(320,000)	1.76
Exercised	(1,175,950)	0.56	(482,000)	1.17

Outstanding – end of period	2,432,600	2.45	4,492,700	1.95

Exercisable – end of period	2,357,600	2.45	4,292,700	1.90

13

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

12.  Stock Options (continued)

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2015.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)

1.25	September 13, 2015	490,000	490,000	0.21
4.50	March 8, 2016	360,000	360,000	0.69
2.35	December 23, 2016	1,582,600	1,507,600	1.48
		2,432,600	2,357,600	1.10

The fair value of stock options granted was determined using the Black-Scholes option pricing model. During the six months ended June 30, 2015, the Company did not grant any stock options. During the six months ended June 30, 2015, the Company capitalized $45,368 as website development costs and expensed $125,295 for the vesting of previously granted stock options. During the six months ended June 30, 2014, the Company granted stock options with a fair value of $1,342,275 which will be recognized over the vesting term. During the six months ended June 30, 2014, the Company recognized $1,114,242 of stock-based compensation expense and capitalized $175,545 as website development costs. The weighted average fair value of the options granted during the six months ended June 30, 2014 was $2.49 per option. The weighted average exercise price for stock options exercised was $1.09 (2014 - $1.24). Weighted average assumptions used in calculating the fair value of stock-based compensation expense are as follows:

	2015	2014
Risk-free rate	—	0.47%
Dividend yield	—	0%
Volatility	—	111%
Expected forfeitures	—	—
Weighted average expected life of the options (years)	—	2.24

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s common shares.

13.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

a)	The Company has entered into leases for the provision of facility space until October 31, 2015. The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2015	$29,300
Total:	$29,300

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2015	$10,108
Fiscal year ending December 31, 2016	20,214
Fiscal year ending December 31, 2017	20,214
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$73,883

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

13.  Commitments and Contingencies (continued)

c)	On April 1, 2015, the Company entered into a service agreement for marketing consulting services for an indefinite term in exchange for (i) a fee of US$23,000 per month for the first two months and US$25,000 per month thereafter, (ii) a commission of 15% on all revenue generated from customers introduced by the consultant, and (iii) subject to the agreement continuing in effect for a period of 120 days, the grant of options to purchase 50,000 common shares at an exercise price equal to the closing market price of the Company’s common shares on the date of grant, exercisable for a period of five years, plus the grant of an additional 50,000 options on the same terms for each subsequent 60 day period during which the agreement remains in effect, to a maximum of 150,000 options in total.

d)	The Company is actively contesting one threatened legal action in the ordinary course of business and believes the ultimate outcome of this action will not have a material adverse impact on the Company’s financial position, results of operations or liquidity.

14.  Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)  Fair Values

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, June 30, 2015 $
Cash and cash equivalents	4,100,104	—	—	4,100,104
	4,100,104	—	—	4,100,104

The fair values of other financial instruments, which include amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)  Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada, which are high credit quality financial institutions as determined by rating agencies. Amounts receivable consists of GST refunds which are due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

(c)  Currency Risk

The Company’s functional currency is the Canadian dollar. There is low foreign exchange risk to the Company as the Company primarily operates within Canada.

(d)  Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

15

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

14.  Financial Instruments and Risk Management (continued)

(e)  Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions.

As at June 30, 2015	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $
Trade and other payables	464,434	464,434	464,434	—
Obligations under finance lease	5,951	7,494	2,956	4,538

	470,385	471,928	467,390	4,538

15.  Subsequent Events

a)   In July 2015, the Company issued 70,500 common shares for proceeds of $88,125 upon the exercise of stock options at a price of $1.25 per share.

b)   In July 2015, the Company issued 20,000 common shares for proceeds of $60,000 upon the exercise of warrants at a price of $3.00 per share.

c)   In August 2015, the Company issued 70,500 common shares for proceeds of $88,125 upon the exercise of stock options at a price of $1.25 per share.

16